Exhibit 99.18

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

December 8, 2010	No. 10-27

Avalon Enters into Negotiation Agreement with the
Yellowknives Dene First Nation

Toronto, ON -- Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce that it has entered into a Negotiation Agreement with the Yellowknives Dene First Nation (“Yellowknives”) regarding the Nechalacho rare earth elements deposit located at Thor Lake, 100 kilometres southeast of Yellowknife, Northwest Territories (the “Project”). This form of initial agreement (often referred to as a Memorandum of Understanding), is done in order to frame the negotiations towards an impacts and benefits type agreement.

The Negotiation Agreement outlines broad principles for co-operation and provides the basis for the negotiation of an Accommodation Agreement. The Accommodation Agreement, (like an “Impacts and Benefits” agreement) if agreed to, will be structured to mitigate any adverse impacts of project development, define the benefits to the parties and provide greater certainty with respect to the development of the Project.

After several years of regular consultation, Avalon and the Yellowknives have established a co-operative and respectful relationship for responsible mineral development in the Yellowknives’ traditional territory, known as the Chief Drygeese Territory. The Company and the Yellowknives intend to continue and broaden this relationship through these negotiations. Accommodation Agreements typically cover a number of topics such as environmental protection, business and employment opportunities, in respect of the Project. Avalon and the Yellowknives have agreed to commence negotiations on the Accommodation Agreement as soon as possible, with the objective of concluding this agreement in 2011.

Don Bubar, President and CEO of Avalon, stated: “We are very pleased with the positive relationships we have built within the Yellowknives Dene First Nation community to date and look forward to strengthening these relationships as we move forward with the Project. The signing of this Negotiation Agreement is reflective of Avalon’s commitment to working collaboratively with our aboriginal partners in the north and our commitment generally to socially responsible mineral development”.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) Avalon Rare Metals Inc.
 Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   92,391,470. Cash resources: approximately $39 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.